Mail Stop 3561

February 3, 2009

Elazar Rabbani, Ph.D.
Chief Executive Officer
Enzo Biochem, Inc.
527 Madison Avenue
New York, NY 10022

   **Re: Enzo Biochem, Inc.**
     **Form 10-K for Fiscal Year Ended**
     **July 31, 2008**
     **File No. 001-09974**

Dear Mr. Rabbani:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,


       John Reynolds
       Assistant Director